EXHIBIT 99.1

Shopify Announces Third-Quarter Financial Results

Third-Quarter Revenue Grows 72% Year on Year

Third-Quarter Gross Profit Grows 86% Year on Year

Achieves Adjusted Operating Profitability Earlier Than Expected and for First Time as a Public Company

Shopify reports in U.S. dollars and in accordance with U.S. GAAP

Ottawa, Canada - October 31, 2017 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP), the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses, today announced strong financial results for the quarter ended September 30, 2017.

“In today’s fast-changing retail environment, merchants large and small are hungry to leverage all that technology can do for them,” stated Russ Jones, Shopify’s CFO. “This is why our platform is so valuable to merchants and why they keep coming to Shopify. Our results underscore this, with another record quarter for merchant adds, along with a record number of store launches on Shopify Plus in the third quarter. On the strength of these results and our underlying business model, we are raising our forecasts for the fourth quarter and full year 2017.”

Third-Quarter Financial Highlights

•
Total revenue in the third quarter was $171.5 million, a 72% increase from the comparable quarter in 2016. Within this, Subscription Solutions revenue grew 65% to $82.4 million. This acceleration was driven by the continued rapid growth in Monthly Recurring Revenue[1] (“MRR”) as another record number of merchants joined the platform in the period. Merchant Solutions revenue grew 79% to $89.0 million, driven primarily by the growth of Gross Merchandise Volume[2] (“GMV”).

•
MRR as of September 30, 2017 was $26.8 million, up 65% compared with $16.3 million as of September 30, 2016. Shopify Plus contributed $5.3 million, or 20%, of MRR compared with 15% of MRR as of September 30, 2016.

•
GMV for the third quarter was $6.4 billion, an increase of $2.6 billion, or 69% over the third quarter of 2016. Gross Payments Volume[3] (“GPV”) grew to $2.4 billion, which accounted for 37% of GMV processed in the quarter, versus $1.5 billion, or 39%, for the third quarter of 2016.

•	Gross profit grew 86% to $100.0 million as compared with the $53.8 million recorded for the third quarter of 2016.

•	Operating loss for the third quarter of 2017 was $12.7 million, or 7.4% of revenue, versus $9.5 million, or 9.5% of revenue, for the comparable period a year ago.

•	Adjusted operating income[4] for the third quarter of 2017 was $1.7 million, or 1.0% of revenue; adjusted operating loss for the third quarter of 2016 was $2.2 million, or 2.2% of revenue.

1. Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.
2.Gross Merchandise Volume, or GMV, represents the total dollar value of orders processed on the Shopify platform in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.
3.Gross Payments Volume, or GPV, is the amount of GMV processed through Shopify Payments.
4. Please refer to "Non-GAAP Financial Measures" in this press release.

•	Net loss for the third quarter of 2017 was $9.4 million, or $0.09 per share, compared with $9.1 million or $0.11 per share, for the third quarter of 2016.

•	Adjusted net income[4] for the third quarter of 2017 was $5.0 million, or $0.05 per share, compared with an adjusted net loss of $1.8 million, or $0.02 per share, for the third quarter of 2016.

•	At September 30, 2017, Shopify had $926.6 million in cash, cash equivalents and marketable securities, compared with $392.4 million on December 31, 2016.

Business Highlights

•
Shopify’s pace of innovation to keep merchants on the cutting edge of a rapidly evolving retail environment continues, with numerous launches over the past few months to help merchants sell and ship more products, more often, to more places.

•
Shopify’s Instagram channel was made available in a limited release to tens of thousands of merchants earlier this month. Merchants in categories like fashion, jewelry, beauty, furniture, and home decor, can start tagging their posts with products in Instagram’s apps to showcase to their over 800 million monthly active users.

•
Shopify recently announced the addition of Lyst as a channel for merchants. As the largest global fashion search engine, Lyst leveraged Shopify’s Sales Channel SDK to develop their channel for Shopify and enable merchants selling fashion in the U.S., U.K., Germany, Sweden, Finland, and Austria to reach new audiences they may not have been able to capture before.

•
In September, Shopify expanded shipping capabilities beyond single label printing, adding bulk label printing to Shopify Shipping; and earlier this month Shopify integrated DHL Express as an international shipping option at discounted rates for merchants based in the U.S.

•
Shopify built an in-app Augmented Reality feature for Magnolia, the home and lifestyle brand of Chip and Joanna Gaines from HGTV’s Fixer Upper. Built using the Shopify Mobile Buy SDK and Apple’s ARKit, users’ phones can now help showcase how housewares and homegoods will look in their real-life surroundings before buying. This is the first product of its kind for a Shopify merchant.

•
Shopify announced the addition of a second Waterloo office, and with it, plans to expand hiring by 300 to 500 new jobs over the next 2 to 3 years. Shopify expects to open the new space, which is steps away from its existing Waterloo location, in the first quarter of 2018.

•
Mobile traffic to merchants’ stores continued to grow, reaching 74% of traffic and 62% of orders for the three months ended September 30, versus 72% and 60%, respectively, for the second quarter of 2017.

•
Shopify Capital issued $44.1 million in merchant cash advances in the third quarter of 2017, nearly five times the $9.2 million issued in the third quarter of last year. Shopify Capital has grown to over $130 million in cumulative cash advanced since its launch in April 2016.

Financial Outlook

The financial outlook that follows constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control. Please see “Forward-looking Statements” below.

In addition to the other assumptions and factors described in this press release, Shopify’s outlook assumes the continuation of growth trends in our industry, our ability to manage our growth effectively and the absence of material changes in our industry or the global economy. The following statements supersede all prior statements made by Shopify and are based on current expectations. As these statements are forward-looking, actual results may differ materially.

These statements do not give effect to the potential impact of mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. All numbers provided in this section are approximate.

For the full year 2017, Shopify currently expects:

•	Revenues in the range of $656 million to $658 million

•	GAAP operating loss in the range of $55.5 million to $57.5 million

•	Adjusted operating loss[4] in the range of $1.5 million to $3.5 million, which excludes stock-based compensation expenses and related payroll taxes of $54 million

For the fourth quarter of 2017, Shopify currently expects:

•	Revenues in the range of $206 million to $208 million

•	GAAP operating loss in the range of $12.5 million to $14.5 million

•	Adjusted operating income[4] in the range of $2 million to $4 million, which excludes stock-based compensation expenses and related payroll taxes of $16.5 million

Quarterly Conference Call

Shopify’s management team will hold a conference call to discuss its third-quarter results today, October 31, 2017, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify’s website at https://investors.shopify.com/events/Events-Presentations/default.aspx. An archived replay of the webcast will be available following the conclusion of the call.

Shopify’s Third-Quarter 2017 Interim Unaudited Condensed Consolidated Financial Statements and Notes and its Third-Quarter 2017 Management’s Discussion and Analysis are available on Shopify’s website at www.shopify.com, and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Shopify

Shopify is the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants can use the software to design, set up, and manage their stores across multiple sales channels, including web, mobile, social media, marketplaces, brick-and-mortar locations, and pop-up shops. The platform also provides merchants with a powerful back-office and a single view of their business. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Headquartered in Ottawa, Canada, Shopify currently powers over 500,000 businesses in approximately 175 countries and is trusted by brands such as Red Bull, Nestle, Rebecca Minkoff, Kylie Cosmetics, and many more.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles (GAAP), Shopify uses certain non-GAAP financial measures to provide additional information in order to assist investors in understanding its financial and operating performance.

Adjusted operating income (loss), non-GAAP operating expenses, adjusted net loss and adjusted net loss per share are non-GAAP financial measures that exclude the effect of share-based compensation expenses and related payroll taxes.

Management uses non-GAAP financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP and do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Forward-looking Statements

This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding Shopify’s plans to grow its Waterloo-based workforce and open a new office space and Shopify's financial outlook and future financial performance. Words such as “expects”, “anticipates”, “will”, and “intends” or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: (i) merchant acquisition and retention; (ii) managing our growth; (iii) our history of losses; (iv) our limited operating history; (v) our ability to innovate; (vi) a disruption of service or security breach; (vii) payments processed through Shopify Payments; (viii) our reliance on a single supplier to provide the technology we offer through Shopify Payments; (ix) a breach involving personally identifiable information; (x) serious software errors or defects; (xi) exchange rate fluctuations; (xii) achieving or maintaining data transmission capacity; and (xiii) other one-time events and other important factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Katie Keita	Sheryl So
Director, Investor Relations	Public Relations Manager
613-241-2828 x 1024	416-238-6705 x 302
IR@shopify.com	press@shopify.com
SOURCE: Shopify

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
	$	$	$	$
Revenues
Subscription solutions	82,435	49,839	216,113	132,219
Merchant solutions	89,021	49,739	234,377	126,728
	171,456	99,578	450,490	258,947
Cost of revenues
Subscription solutions	15,458	10,555	41,400	27,885
Merchant solutions	55,971	35,271	149,982	89,702
	71,429	45,826	191,382	117,587
Gross profit	100,027	53,752	259,108	141,360
Operating expenses
Sales and marketing	58,314	32,777	158,520	90,198
Research and development	36,350	19,462	95,658	49,864
General and administrative	18,039	11,002	47,974	29,158
Total operating expenses	112,703	63,241	302,152	169,220
Loss from operations	(12,676)	(9,489)	(43,044)	(27,860)

Other income	3,296	369	6,036	1,372
Net loss	(9,380)	(9,120)	(37,008)	(26,488)
Other comprehensive income (loss), net of tax	2,604	(617)	8,672	(476)
Comprehensive loss	(6,776)	(9,737)	(28,336)	(26,964)
Basic and diluted net loss per share attributable to shareholders	(0.09)	(0.11)	(0.39)	(0.32)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	98,777,975	84,912,757	94,502,097	82,259,884

Shopify Inc.
Condensed Consolidated Balance Sheets
(Expressed in US $000’s, except share and per share amounts, unaudited)

	As at
	September 30, 2017	December 31, 2016
	$	$
Assets
Current assets
Cash and cash equivalents	119,849	84,013
Marketable securities	806,710	308,401
Trade and other receivables	17,789	9,599
Merchant cash advances receivable, net	50,276	11,896
Other current assets	20,302	8,989
	1,014,926	422,898
Long-term assets
Property and equipment, net	48,605	45,719
Intangible assets, net	17,560	6,437
Goodwill	20,317	15,504
	86,482	67,660
Total assets	1,101,408	490,558
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	65,246	45,057
Current portion of deferred revenue	28,730	20,164
Current portion of lease incentives	1,434	1,311
	95,410	66,532
Long-term liabilities
Deferred revenue	1,218	922
Lease incentives	15,317	12,628
Deferred tax liability	1,541	—
	18,076	13,550
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 86,169,575 and 77,030,952 issued and outstanding; unlimited Class B multiple voting shares authorized, 13,102,735 and 12,374,528 issued and outstanding	1,064,214	468,494
Additional paid-in capital	37,071	27,009
Accumulated other comprehensive income (loss)	6,854	(1,818)
Accumulated deficit	(120,217)	(83,209)
Total shareholders’ equity	987,922	410,476
Total liabilities and shareholders’ equity	1,101,408	490,558

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Nine months ended
	September 30, 2017	September 30, 2016
	$	$
Cash flows from operating activities
Net loss for the period	(37,008)	(26,488)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization and depreciation	15,624	9,527
Stock-based compensation	34,185	14,834
Provision for uncollectible receivables related to merchant cash advances	2,473	918
Vesting of restricted shares	—	202
Unrealized foreign exchange gain	(1,502)	(1,087)
Changes in operating assets and liabilities:
Trade and other receivables	(8,701)	(688)
Merchant cash advances receivable	(40,853)	(10,017)
Other current assets	(2,179)	(4,098)
Accounts payable and accrued liabilities	15,193	16,416
Deferred revenue	8,862	5,781
Lease incentives	2,812	2,002
Net cash provided by (used in) operating activities	(11,094)	7,302
Cash flows from investing activities
Purchase of marketable securities	(949,202)	(223,650)
Maturity of marketable securities	451,509	90,083
Acquisitions of property and equipment	(9,258)	(15,286)
Acquisitions of intangible assets	(2,882)	(2,004)
Acquisition of businesses, net of cash acquired	(15,718)	(7,969)
Net cash used in investing activities	(525,551)	(158,826)
Cash flows from financing activities
Proceeds from the exercise of stock options	10,500	3,230
Proceeds from public offering, net of issuance costs	560,057	224,423
Net cash provided by financing activities	570,557	227,653
Effect of foreign exchange on cash and cash equivalents	1,924	1,161
Net increase in cash and cash equivalents	35,836	77,290
Cash and cash equivalents – Beginning of Period	84,013	110,070
Cash and cash equivalents – End of Period	119,849	187,360

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
	$	$	$	$
GAAP Gross profit	100,027	53,752	259,108	141,360
% of Revenue	58%	54%	58%	55%
add: stock-based compensation	318	188	794	423
add: payroll taxes related to stock-based compensation	37	46	117	79
Non-GAAP Gross profit	100,382	53,986	260,019	141,862
% of Revenue	59%	54%	58%	55%

GAAP Sales and marketing	58,314	32,777	158,520	90,198
% of Revenue	34%	33%	35%	35%
less: stock-based compensation	2,565	1,145	6,050	2,651
less: payroll taxes related to stock-based compensation	164	245	644	369
Non-GAAP Sales and marketing	55,585	31,387	151,826	87,178
% of Revenue	32%	32%	34%	34%

GAAP Research and development	36,350	19,462	95,658	49,864
% of Revenue	21%	20%	21%	19%
less: stock-based compensation	8,595	4,019	21,681	9,086
less: payroll taxes related to stock-based compensation	729	339	2,036	816
Non-GAAP Research and development	27,026	15,104	71,941	39,962
% of Revenue	16%	15%	16%	15%

GAAP General and administrative	18,039	11,002	47,974	29,158
% of Revenue	11%	11%	11%	11%
less: stock-based compensation	1,898	1,135	5,659	2,876
less: payroll taxes related to stock-based compensation	83	166	524	223
Non-GAAP General and administrative	16,058	9,701	41,791	26,059
% of Revenue	9%	10%	9%	10%

GAAP Operating expenses	112,703	63,241	302,152	169,220
% of Revenue	66%	64%	67%	65%
less: stock-based compensation	13,058	6,299	33,390	14,613
less: payroll taxes related to stock-based compensation	976	750	3,204	1,408
Non-GAAP Operating Expenses	98,669	56,192	265,558	153,199
% of Revenue	58%	56%	59%	59%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
	$	$	$	$
GAAP Operating loss	(12,676)	(9,489)	(43,044)	(27,860)
% of Revenue	(7)%	(10)%	(10)%	(11)%
add: stock-based compensation	13,376	6,487	34,184	15,036
add: payroll taxes related to stock-based compensation	1,013	796	3,321	1,487
Adjusted Operating Income (Loss)	1,713	(2,206)	(5,539)	(11,337)
% of Revenue	1%	(2)%	(1)%	(4)%

GAAP Net loss	(9,380)	(9,120)	(37,008)	(26,488)
% of Revenue	(5)%	(9)%	(8)%	(10)%
add: stock-based compensation	13,376	6,487	34,184	15,036
add: payroll taxes related to stock-based compensation	1,013	796	3,321	1,487
Adjusted Net Income (Loss)	5,009	(1,837)	497	(9,965)
% of Revenue	3%	(2)%	—%	(4)%

GAAP net loss per share attributable to shareholders	(0.09)	(0.11)	(0.39)	(0.32)
add: stock-based compensation	0.14	0.08	0.36	0.18
add: payroll taxes related to stock-based compensation	0.01	0.01	0.04	0.02
Adjusted net income (loss) per share attributable to shareholders(1)	0.05	(0.02)	0.01	(0.12)
Weighted average shares used to compute GAAP and non-GAAP net income (loss) per share attributable to shareholders	98,777,975	84,912,757	94,502,097	82,259,884

(1) Totals may not foot due to rounding differences.